Securities Compliance Group Ltd

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Wheaton, IL 60187

(888) 978-9901

www.IBankAttorneys.com

December 10, 2014

Via EDGAR

Ms. Mara Ransom

Senior Counsel

Securities and Exchange Commission

Div. of Corporate Finance

Washington, D.C.

Re: Carbon Credit International, Inc.

Registration Statement on Form S-1

Filed October 15, 2014

File No. 333-199371

Dear Ms. Ransom,

On behalf of Carbon Credit International, Inc. (the “Registrant” or the “Company”), we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response

The Registrant notes that there exists no written communications, as defined in Rule 405,that have been presented to potential investors in the Company. Moreover, there are no brokers or dealers participating in this offering, as stated in the Prospectus, and therefore the referenced research reports do not exist.

2. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that you appear to have no or nominal operations and assets consisting solely of cash. If you conclude that your company is a shell company, please revise your prospectus to disclose, on the cover page and in the summary, that you are a shell company. Please further disclose in appropriate places, including the Risk Factors section, the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illidquidity of your securities. If you do not believe you are a shell company, please supplementally provide us with an appropriate legal legal analysis.

Response

A shell company, as defined in Rule 405 of the Act and Rule 12b-2 of the Securities Exchange Act, is a registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. For purposes of this definition, the determination of shell status is predicated upon the registrant's balance sheet as prepared in accordance with U.S. Generally Accepted Accounting Principals. In June, 2005, the Securities and Exchange Commission adopted amendments to Forms 10-K, 10-Q and 20-F to add a box to the cover page of such forms that the registrant must mark to indicate whether or not it is a “shell” company. The identification of a shell company or non-shell company status on the cover page constitutes required disclosure under applicable federal securities laws.

The Registrant is a Nevada corporation incorporated August 12, 2014 and has at all times relevant thereafter been actively engaged in the business of marketing and selling international real estate. From inception through September 30, 2014, the Registrant’s Chief Executive Officer was primarily engaged in necessary corporate formation and organizational activities, including, among other things, engaging suitable accounting and legal professionals, preparing market analyses and marketing materials, researching and indentifying potential clients and actively marketing the Registrant’s services through direct telephone marketing and pre-existing relationships. The Registrant obtained its first client, through which engagement it generates revenue.

In the periods since September 30, 2014, the Registrant has serviced its existing client while also expanding its marketing efforts through increased telephone marketing and direct email marketing. The demands of service its existing revenue sources has also required the Registrant to spend considerable time in delivering that service. These operational efforts, together with the time demands associated with completing the Registrant’s recent offering of its common stock, are common to development stage companies and associated with common organizational efforts and further expansion.

While the Commission has hereinbefore deliberately not defined “nominal operations” (See SEC Release 33-8587) in the context of a shell/non-shell determination, the application of “shell” status to the Registrant would undoubtedly be overbroad in that any developmental stage issuer would then be deemed a shell. Here, it is readily apparent that the Registrant has been actively engaged in the development of its business, whereas to ignore that fact and rely rather upon the length of time of its existence, number of officers, its revenues, or the composition of Registrant’s assets would fly in the face of the practical application of Act and Exchange Act.

3. In the registration statement, you refer to operations and services as a real estate services firm. Please clarify how you intend to operate as both a real estate services firm and as carbon credit consultants. Alternately, please review your registration statement to remove language related to real estate services and clarify that you will focus only on carbon credit consulting.

Response

The Registrant notes that it is only in the carbon credit consulting business. The references to real estate are a scrivener’s error. Accordingly:

Prospectus Summary, Page 7, is amended as follows:

“Additional factors that could materially affect these forward-looking statements and/or predictions include, among other things: government regulation concerning the use of carbon credits, the possibility that our marketing efforts will not be successful in identifying buyers of a carbon credit consulting services, the Company’s need for and ability to obtain additional financing, and, other factors over which we have little or no control.”

Risk Factors, Page 12, is amended as follows:

“Although we have not yet generated significant revenues, general economic conditions could reduce our revenues after we commence operations .

We have not yet generated significant revenues. General economic conditions could have an impact on our business and financial results after we commence operations. The global economy in general remains uncertain. As a result, individuals and companies may delay or reduce expenditures. Weak economic conditions and/or softness in the consumer or business channels after we commence operations and generate revenues could result in lower demand for carbon mitigation and reduction services, thereby resulting in lower commissions, earnings and cash flows.”

Business Operations, Page 33, is amended as follows:

“Business Strategy

The company intends to provide carbon credit offset consulting services to meet our clients’ carbon emission reduction strategies supported by highly qualified and experienced team of professionals. The company’s strategy is to leverage broad geographic reach, long-term client relationships, and direct marketing strategies to grow is carbon credit consulting service offering. The company’s growth plan is focused on the achievement of three primary objectives:

- Growing our client base. We will continue to focus on attracting clients. We plan to develop new client relationships primarily by leveraging the significant contact networks of our management team through referrals. In addition, we believe we will attract new clients by building our brand name and reputation and through our marketing efforts. We anticipate that our growth efforts will continue to focus on identifying strategic target accounts that tend to be large companies.

- Expanding geographically. We will expand geographically to meet the demand for carbon reduction services, which vary among different countries and regions predicated upon prevailing governmental rules and regulations concerning carbon emissions.

- Providing additional professional service offerings. We will continue to develop and consider entry into new professional service offerings centered on carbon footprint reductions. Our considerations when evaluating new professional service offerings include cultural fit, growth potential, profitability, cross-marketing opportunities, and competition.”

Business Operations, Page 33 and 34, is amended as follows:

“We have developed the following business strategies to achieve these objectives:

- Hire and retain highly qualified, experienced third party associates. We believe our highly qualified, experienced third party associates will provide us with a distinct competitive advantage. Therefore, one of our priorities is to attract and retain experienced individuals with backgrounds in the area of carbon emission mitigation, general manufacturing and engineering and commercial sales We believe we will attract and retain qualified professionals by providing challenging work assignments, competitive compensation and benefits, and continuing education and training opportunities, while offering flexible work schedules and more control over choosing client engagements.

- Build consultative relationships with clients. We will emphasize a relationship-oriented approach to business rather than a transaction-oriented or assignment-oriented approach. We will regularly meet with our existing and prospective clients to understand their business issues and help them define their carbon emission offset needs. Once a project is defined, we will identify third party associates with the appropriate skills and experience to meet the client’s needs. We believe that by establishing relationships with our clients to solve their needs, we are more likely to generate new opportunities to serve them.

- Provide methods, and practices that drive tangible results. Our technology recommendations will provide an integrated approach to identifying, acquiring, and retaining customers in order to help organizations maximize the value of customer interactions and improve corporate performance. The company’s computer systems will be designed to help organizations perform and coordinate their operations across multiple communication channels (i.e. Internet, telephone, fax, e-mail, and in person) while providing their customers with a single, consistently high standard of service.

- Build Our objective is to build the Carbon Credit brand as the premier provider of carbon emissions reduction services. Our primary means of building our brand is by consistently providing high quality, value-added services to our clients. In addition, we will have ongoing marketing efforts that will reinforce the Carbon Credit International brand.”

Prospectus Cover Page

4. Please add the page number on which the risk factors section begins. Please refer to Item 505(b)(5) of regulation S-K

Response

The Registrant has amended the prospectus cover page accordingly.

Risk Factors

Risks Related to our Business

Our generating minimal revenues from operations makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance

5. We note from your financial statements as of September 30, 2014, you generated revenues of $2,000. Please revise your disclosure in this risk factor, which indicates that you had no revenues, for consistency with your actual results from operations

Response

The Registrant has amended the risk disclosure as follows:

“As of September 30, 2014, we have generated revenues of only $2,000 and incurred a loss of $7,638 as a consequence, it is difficult, if not impossible, to forecast our future results based upon our historical data.  Because of the related uncertainties, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in sales, revenues or expenses.  If we make poor budgetary decisions as a result of unreliable data, we may never become profitable or incur losses, which may result in a decline in our stock price. “

Use of Proceeds

6. The “net offering expenses” line item in the table appears to represent the net offering proceeds rather than net offering expenses. Please revise.

Response

The Registrant has amended the table line item to reflect “net offering proceeds”

Dilution

7. It appears that you intended to include a tabular disclosure of the potential dilution that may result from this offering. Please provide the missing table in your amended filing

Response

The Registrant included the table indicating potential dilution.

8. Please tell us how you computed net tangible book value per share as of September 30, 2014 disclosed in the first paragraph

Response

Net tangible book value is represents the amount of our total tangible assets (excluding deferred offering costs) less total liabilities, divided by the number of issued and outstanding shares of common stock.

Thus, here, the Registrants total tangible assets as of September 30th, $5,800, less total liabilities, of $12,288 = ($6,488) divided by 5,000,000 (the number of issued and outstanding shares) equals ($0.001)

9. We note your disclosure in the first paragraph that net tangible book value per share represents the amount of your tangible assets (excluding deferred offering costs) less total liabilities divided by the number of shares of common stock outstanding. Although specific incremental costs directly attributable to a proposed offering of securities may properly be deferred and charged against the gross proceeds of the offering (see ASC 340-10-S99-1), we note your disclosure in first paragraph so that the disclosure is consistent with the disclosure in your financial statements.

Response

The Registrant has amended its dilution calculation to be consistent with the financial statements

10. We note that your net tangible book value after giving effect to the sale of common shares in the offering disclosed in the third paragraph does not reflect a reduction for underwriting discounts and commissions and estimated offering expenses payable by you. We also note that you do not plan to use underwriters or pay any commissions and are charging offering expenses to income. Please revise your disclose as appropriate. Also, please include remaining estimated offering expenses as a reduction of net tangible book value and disclose that $9,000 of the estimated offering expenses have been expensed and not considered in the computation of as adjusted net tangible book value

Response

The Registrant has amended its dilution calculation and related disclosure accordingly.

Business Operations, page 26

Response

The Registrant has amended its disclosure to include the following:

“With regards to the existing property, we provide property maintenance services, as further described below. We also offer tenant management services. In regards to the mechanics liens, our services have included verifying and updating the amount of the lien, conducting title searches for the relevant properties to assess the client’s ability to seek to foreclose the lien and the amount of any potential recovery, and communicating and negotiating with the property owner in an effort to bring about a settlement of the money owed to our client.”

Business Operations

14. Please revise your disclosure to discuss the value that your services can provide to customers. In this regard, you may wish to use your engagement by Core Capital to illustrate the value proposition.

Response

The Registrant has amended the Business Operations section to include:

“Value Proposition

We provide businesses with an analysis of their carbon footprint, uncover the environmental impact thereof and quantifying the cost of inaction. The costs of inaction (e.g., the failure to develop a carbon offset strategy) can include governmental fines and penalties relating to a business’ failure to comply with carbon footprint reporting and certification, poor public perception of a business due to a perceived lack of sustainability and large carbon emissions, and increased operating costs associated with waste measurement and waste management”

15. We note from Exhibit 10.1, Contract with Core Capital Source, Inc., that you entered into the agreement June 27, 2014 and it became effective August 1, 2014. Since this is before your were incorporated on August 12, 2014, please describe the extent of your operations prior to incorporation and how they were conducted.

Response

The Registrant notes that prior version of the contract, which was subsequently rescinded was inadvertently attached as Exhibit 10.1. The primary version of the agreement is attached as Exhibit 10.1 to this amended registration statement which provides for an effective date of September 1, 2014.

Marketing

16. We note your intention to license your business to subcontractors in Europe and Asia for an initial licensing fee and royalties. However, we also note that you do not disclose any currently intellectual properties, trademarks or patents and you do not intend to obtain any additional trademarks or patents. Please disclose what, specifically, you will be licensing to these foreign subcontractors.

Response

The Registrant has revised its disclose to delete the use of the word “license” as it improperly describes the anticipated nature of any future arrangement with subcontractors in Europe or Asia. Accordingly, the revision includes:

“We also intend to enter into subcontractor agreements with qualified subcontractors in Europe and Asia. In such regard, our affiliates in Europe and Asia will be responsible for marketing our services under the Carbon Credit International brand. Strategies related to each new client identified in these regions will be developed by our U.S. based operations. Our subcontractors, however, will be responsible for implementation of these strategies on site in their respective territory. We anticipate paying each subcontractor a monthly fee predicated upon estimated hourly activity by the subcontractor together with a commission of five (5%) percent of all sales generated by the subcontractor.”

Existing or Probable Government Regulations

17. Please revise your disclosures to describe the effect of existing or probable governmental regulations on your business. In this regard, to the extent material, please discuss the extent to which such regulations may have the effect of providing potential customers with an incentive to use your services.

Response

The Registrant has revised this section as follows:

“Our ability to generate revenue through the sale of our carbon offset consulting may be affected by laws that require businesses to limit or “cap” their carbon emissions. Internationally, the Kyoto Protocol caps emissions from numerous point sources such as power plants, chemical plants or smelters and steel mills. Proposed U.S. cap and trade proposals may impact companies in the energy, chemical, manufacturing and investment markets by requiring them to reduce their carbon footprint. Should it become mandatory that businesses limit their carbon emissions, we expect that our services would see increased demand.”

Employees

18. In the final two sentences of the first paragraph here, you state additional employees will be hired on a commission basis but then on a per contract basis “compensated directly from revenues”. Please clarify how you will employ the different methodologies and for what purposes

Response

This item has been revised as follows:

“With the exception of Amber Marie Chavez we have no employees. We have no employment agreements with any of our management. Ms. Chavez will devote her full efforts and as much time as needed when operations and funding are available. We anticipate hiring additional employees in the next twelve months on a commission basis only. We will hire Necessary administrative personnel on an as-needed basis at a prevailing hourly wage.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Reserves

19. Pleaser provide disclosure describing your rate of negative cash flow per month and the period that available cash can sustain your current operations.

Response

The Registrant has amended this section to include:

“Currently, we expect to incur a negative cash flow per month in the amount of ($1,500) when considering the anticipated marketing costs associated with offering our services for sale together with general administrative expenses, offset by our revenue of $2,000 per month. As such, given our cash balance as of September 30, 2014, we expect that our available cash will last for only three months of operations unless we are able to obtain additional revenue or additional cash from the sale of our debt or equity securities.”

20. Please revise to disclose that the report of your independent accountant is qualified as a result of questions about your ability to continue in existence and expand your discussion to clearly describe your present financial difficulties and viable plans to overcome those difficulties including your ability or inability to generate sufficient cash to support your operations during the next year.

Response

The Registrant has amended this section as follows:

“We believe that our principal difficulty in our inability to successfully generate profits has been the lack of available capital to operate and expand our business.  We believe we need a minimum of approximately $100,000 in additional working capital to be utilized for development and launching of our service platform for as well as funding the business development efforts to identify, qualify and acquire new customers, with the balance for working capital and general and administrative expense.  As of the date of this Prospectus other than as disclosed below we have no other commitment from any investor or investment-banking firm to provide us with the necessary funding and there can be no assurances we will obtain such funding in the future.  Failure to obtain this additional financing will have a material negative impact on our ability to generate profits in the future. To such end, Our auditor has indicated in its report that our lack of revenues raise substantial doubt about our ability to continue as a going concern.”

Plan of Operations

21. We note you are a developmental stage enterprise, have limited operating history because your business is new and that you recognized minimal revenue from inception, have not established sources of supply and currently have one customer. Please revise to include an introduction that clearly discloses that your planned business activities are to develop and offer carbon credit offset strategies and to provide consulting services to carbon-producing companies, agricultural providers and government-owned utility companies and that you:

-	have not established contractual relationships with organizations for the supply of carbon credits;
-	have not established contractual relationships with developers or sales and marketing firms;
-	presently have only one customer;
-	have not yet developed your carbon credit offset strategies; and
-	have not hired employees or launched marketing efforts

In addition, you should disclose the estimated funding required to achieve each of the milestones set forth in your plan of operations for the next year and for the long-term and that there is no assurances that you will be successful in raising the capital necessary to achieve your plan of operations and attain a profitable level of operations.

Response

The Registrant has amended its plan of operation accordingly and as follows:

“Plan of Operations

We believe that we will need to increase revenues through expanded marketing efforts in order to fully execute our business plan. We have limited operating history and have only generated minimal revenue through our lone client engagement. We have not developed ongoing relationships with either suppliers of carbon credits nor have we fully developed the scope of our consulting services. Management believes that developing such relationships and further developing our service offering is likewise necessary for us to fully implement our business plan.

Our plan for the next twelve months follows blow. We are highly dependent upon the success of this offering in implementing the following plan:

One (Months 1 – 3) ($10,000 to 40,000 est. costs)

-	Draft service manual and develop additional service offerings
-	Finish building Company website to provide identify and service offerings; and
-	Create relationships with direct telephone marketing with existing carbon-producing companies, agricultural providers and utilities.

Stage Two (Months 3 – 5) ($15,000 at100,000 est. costs)

-	Enhance marketing through telesales, email marketing and SEO and PPC web marketing
-	Engage part time marketing professional or firm to augment and enhance marketing efforts; and
-	Analyze marketing efforts to refocus on value-add sales opportunities

Stage Three (Months 6 – 8) ($20,000 to 100,000 est. costs)

-	Engage full time salesperson to enhance marketing efforts;
-	Research and refine our target market or potential customers by using geographic, demographic and business databases;
-	Develop promotional video explaining companies services; and
-	Contribute additional capital to telesales, email and web marketing

Stage Four (Month 9 - 12) ($25,000 to 100,000 est. costs)

-	Identify and contract with subsctontractors in Asia and Europe to expand international presence;
-	Refine and release marketing materials to capture governmental market; and
-	Increase sales and marketing orientated activities to gain new sales for Company’s carbon credit offset services.

22. Please disclose what expenses have been considered in the Plan of Operations. We note that your projected total is $135,000 but you have also set expectations of your public company reporting obligations in the range of $60,0000 to $75,000, which are not disclosed here. If your Plan of Operations does not take into account operating expenses, please separately quantify those expenses and disclose how you intend to finance those expenses.

Response.

The Registrant notes its response to comment no. 21 above.

23. We note your intentions to begin expansion into South America and Europe. However, in the Business Operations section, you disclose intentions to expand into Europe and Asia. Please clarify, here or in the Business Operations, the nature of your expansion plans and resolve the inconsistency between the two sections.

Response

The Registrant has revised its discloses to include only its stated intention to expand into Europe and Asia.

Financial Statement of Operations

24.	We understand that the consulting agreement with Core Capital Source, Inc. was effective as of August 1, 2014. Please tell us why you have not recognized revenue for a two-month period.

Response: Please see attached revised contract that shows effective start date of September 1, 2014 which corresponds to our revenue recorded from the contract of one month or $2,000.

Notes to Financial Statements

Note 1. Organization, History and Business

25.	Please disclose your fiscal year-end.

Response: Comment noted and financial statement footnotes have been updated to reflect the December 31 year end.

Note 2. Summary of Significant Accounting Policies Revenue Recognition

26.	We understand that revenues consist of consulting revenues and that you do not sell products to distributors and consumers. Please revise your disclosure as appropriate. Also, please disclose your revenue recognition policy for consulting services rendered to customers. For example, disclose whether services revenue is recognized on a straight line basis over the contractual term of the arrangements or in the period the services are performed.

Response: Comment noted and financial statement footnote number two has been updated to better reflect the Company policy for contract revenue recognition.

Note 7 -Net Income (loss) Per Share

27.	Please tell us how you determined the weighted average common shares outstanding for the period. In that regard, we note that you issued 5 million shares to your sole executive officer and director on August 13, 2014. Therefore, it appears that the weighted average common shares outstanding for the period should be substantially higher.

Response: Comment noted and financial statement footnote number seven has been updated to reflect the 5,000,000 outstanding shares 49 out of the 50 day period for the weighted share calculation.

Report of Independent Registered Public Accounting Firm

28.	Please revise the opinion paragraph to state that the financial statements present fairly the financial position of the Company as of September 30, 2014 and the results of its operations and its cash flows for the period August 12, 2014 (inception) through September 30, 2014.

Response: Comment noted and the audit opinion paragraph has been reworded to more accurately present the period covered under the auditors opinion.

Thank you for your time and consideration on behalf of Carbon Credit International, Inc.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

Attorney for Carbon Credit International, Inc.